
June 14, 2012

Via Email
David I. Portnoy
Chairman and Co-Chief Executive Officer
Cryo-Cell International, Inc.
1700 Brooker Creek Boulevard, Suite 1800
Oldsmar, FL 34677

Re: Cryo-Cell International, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed on June 8, 2012
File No. 0-23386

Dear Mr. Portnoy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy

General

1.   Revise the preliminary proxy statement and form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

2.   Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. For example, please provide updated information as of the most reasonable practicable date as required by Item 4(b)(4) of Schedule 14A.

3.   If material, please describe contacts between the Board and the Choi participants from August 2011 through to the receipt of the notice to the company from the Choi participants on May 30, 2012.

4.   Provide the information required by Item 407(h) of Regulation S-K regarding the board leadership structure and role in risk oversight. Refer to Item 7(b) of Schedule 14A.

If You Hold Your Shares in "Street Name", page 2

5.   In light of the contested nature of the solicitation, it is our understanding that brokers may not exercise discretionary authority to vote on any proposals to be voted on at the meeting. Please revise to indicate that brokers will not have discretionary authority to vote the shareholders' shares of common stock on any of the proposals.

Proposal 1 - Election of Directors, page 3

6.   Please revise the biographical information of the nominees so that it complies with Item 401 of Regulations S-K. Refer to Item 7(b) of Schedule 14A. For example, revise Mr. Atala's biography to disclose the dates Mr. Atala began his tenure as Director of the Wake Forest Institute for Regenerative Medicine and the W.H Boyce Professor and Chair of the Department of Urology. Also, clarify the dates Messrs. Portnoy served on the board of PartnerCommunity, Inc. For each director include a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Notice of Other Possible Nominations, page 6

7.   In light of the notice provided by Mr. Choi and his filing of preliminary proxy materials, please remove the word "possible" from the section header or advise. In this regard, also clarify the reference to the "purported[]" notice provided pursuant to the company's advance notice provisions of the Company's by-laws. If the participants are questioning the validity of the Choi participants' notice, please revise to so state and provide the reasons therefor. We may have further comment.

Security Ownership Of Certain Beneficial Owners and Management, page 14

8.   The narrative just prior to the table on page 14 indicates that the table provides certain information regarding beneficial ownership of your common stock as of June 7, 2012, whereas footnote 1 to the table indicates that you used information as of June 18, 2012 to make the relevant calculations. We note that you filed the preliminary proxy on June 8, 2012. Please advise and revise.

Summary Compensation Table, page 16

9.   Please supplement the disclosure in footnote 1 or provide a cross reference to disclosure commencing on page 18 where you disclose the amount of compensation the named executive officers are entitled to during the current fiscal year.

Certain Transactions, page 32

10.   In your response, please tell us how the reimbursement of Focus Financial Group and the engagement of PartnerCommunity, Inc. during fiscal 2011 complied with the March 4, 2008 policy that "the Company will not enter into any transaction or commercial relationship with any director, director nominee, executive officer or greater than 5% stockholder of the Company."

Solicitation of Proxies, page 33

11.   As noted in a prior comment, please clarify the disclosure to remove the suggestion that Mr. Choi may not solicit proxies for the annual meeting.

12.   Refer to Item 4(b)(3) of Schedule 14A. Revise to specify the "electronic means" you intend to use to solicit proxies. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

13.   Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458 or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail to
Steven Lanter, Esq.
Luse Gorman Pomerenk & Schick, P.C.